

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
August 4, 2005

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.   REGULATION FD DISCLOSURE

On August 4, 2005, the Registrant issued a press release announcing its results for the second quarter of 2005. The related press release is attached hereto as Exhibit 99.1. The information in this Current Report is being furnished pursuant to Item 7.01, Regulation FD Disclosure.

The attached press release includes a presentation of Home Properties' Funds from Operations ("FFO") and Net Operating Income ("NOI"). FFO does and NOI may fall within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and as a result Home Properties is or may be required to include in this Current Report a statement disclosing the reasons why management believes that presentation of these measures provides useful information to investors. The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. Home Properties believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment properties. The Company also uses these two measures to compare its performance to that of its peer group.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

c. Exhibits

Exhibit 99.1 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 5, 2005   HOME PROPERTIES, INC.
                                              (Registrant)

                                    By   /s/ David P. Gardner
                                              David P. Gardner, Executive Vice President
                                              and Chief Financial Officer



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS SECOND QUARTER 2005 RESULTS
FFO Per Share Meets Wall Street's Mean Estimate

ROCHESTER, NY, August 4, 2005 – Home Properties (NYSE:HME) today released financial results for the second quarter ending June 30, 2005. All results are reported on a diluted basis.

"Financial results in the second quarter continued to improve over last year with rental rates, revenue and net operating income contributing to higher Funds from Operations which met analysts' mean estimate," said Edward J. Pettinella, President and CEO. "Traffic was up 3% over the year-ago quarter, with signed leases up 19%, which bodes well for improved revenue growth in the second half of the year," he continued.

Earnings per share ("EPS") for the quarter ended June 30, 2005 was $0.25 compared to $0.26 for the quarter ended June 30, 2004. EPS for the six months ended June 30, 2005 was $0.19 compared to $0.40 for the six months ended June 30, 2004, or a decrease of 53%, primarily attributable to the $7.7 million of additional impairment charges taken on the remaining affordable properties in the first quarter of 2005.

For the quarter ended June 30, 2005, Funds From Operations ("FFO") was $36.4 million, or $0.75 per share, as compared to $35.9 million, or $0.72 per share, for the quarter ended June 30, 2004. These results met analysts' mean estimate as reported by First Call and equate to a 1.0% increase in total FFO from the comparable prior-year period and a 4.2% increase on a per-share basis. Before the effects of real estate impairment charges, FFO in 2004 would have been $37.0 million, or $0.74 per share. A reconciliation of FFO to GAAP net income is included in the financial data accompanying this news release.

Second Quarter Operating Results

For the second quarter of 2005, same-property comparisons (for 139 "Core" properties containing 39,284 apartment units owned since January 1, 2004) reflected an increase in total revenues of 1.9% as compared to the same quarter a year ago. Net operating income ("NOI") increased by 0.1% from the second quarter of 2004. Property level operating expenses increased by 4.2% for the quarter, primarily due to increases in natural gas heating costs, personnel expense and real estate taxes, offset in part by a reduction in repairs and maintenance and property insurance.

Average economic occupancy for the Core properties was 93.2% during the second quarter of 2005, down from 93.8% during the second quarter of 2004. Average monthly rental rates increased 2.1% to $967 as compared to the year-ago period.

On a sequential basis, compared to the 2005 first quarter results for the Core properties, total revenues were up 2.0% in the second quarter of 2005, expenses were down 8.0% and net operating income was up 10.6%. Average economic occupancy improved by 0.9%, with a 0.4% increase to average monthly rents. The expense decrease in the second quarter compared to the first quarter represents typical seasonality from lower natural gas and snow removal costs. If the second quarter expenses are adjusted to remain constant with first quarter 2005 expenses for these two line items, expenses would be up 4.0% and sequential NOI results would have improved 0.3%.

Occupancies for the 3,036 net apartment units acquired between January 1, 2004 and June 30, 2005 (the "Recently Acquired Communities") averaged 95.3% during the second quarter of 2005, at average monthly rents of $1,019.

Year-to-Date Operating Results

For the six months ended June 30, 2005, same-property comparisons for the Core properties reflected an increase in total revenues of 1.8% resulting in a 0.5% increase in net operating income compared to the first six months of 2004. Property level operating expenses increased by 3.2%, primarily due to increases in natural gas heating costs, personnel expense and real estate taxes, offset in part by a reduction in repairs and maintenance and property insurance.

Average economic occupancy for the Core properties was 92.7% during the first six months of 2005, down from 93.7% a year ago, with average monthly rents rising 2.4%.

Acquisitions and Dispositions

There were no transactions closed during the quarter for either acquisitions or dispositions. Subsequent to the end of the second quarter, the Company announced the acquisition of one apartment community and the sale of another.

The acquisition, on July 15, was a senior citizen community in Sayville, Long Island, with a total of 342 units, purchased for a total price of $63.6 million, including closing costs, which equates to an average of $186,000 per apartment. Consideration included $43.6 million of new debt at a fixed rate of 5%, with the balance funded through the line of credit. The weighted average first year capitalization rate projected on this acquisition is 5.4%. Built between 2001 and 2003, the community consists of 21 two-story buildings with one- and two-bedroom units renting for an average of $1,345 per month. All units are individually metered for gas heat and electric air conditioning and include a washer/dryer.

"The suburban New York City region was Home Properties' largest and best-performing market in 2004, contributing 24% to the Company's net operating income," said Edward J. Pettinella, Home Properties President and Chief Executive Officer. "We will continue to acquire more properties in New Jersey, Long Island and the lower Hudson Valley where we currently own 45 apartment communities containing more than 8,400 apartments."

In addition, on July 8, the Company sold a 110-unit property in Philadelphia, Pennsylvania for $5.9 million. A gain on sale of approximately $1.8 million (before allocation of minority interest) will be recorded in the third quarter related to this sale. The weighted average first year capitalization rate projected on this disposition is 6.97%.

Update on Sale of Affordable Properties

As of June 30, 2005, the Company continued to own two affordable properties (three partnerships), with a total of 1,925 units. The Company is continuing negotiations to sell the one property owned in Columbus, Ohio with a potential sale by year end. The Company is pursuing the abandonment of the other property (two partnerships). The Company has put the mortgage holder on notice that we will no longer manage the property effective September 1, 2005, at which time we would have no further liability from operations or the non-recourse mortgage.

Capital Markets Activities

During the second quarter of 2005, the Company's additional capital raised under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP") netted to zero. The Company met share demand through share repurchase by the transfer agent in the open market instead of new share issuance. This removes the dilution caused by issuing new shares at a price less than the published net asset value in an economic and efficient manner.

On May 26, 2005, the holder of the Series D Convertible Preferred shares converted its position into 833,333 common shares. This conversion had no effect on the reported results of operations.

The Company's line of credit agreement expires September 1, 2005. Management is currently negotiating a new agreement and is expecting a combination of less restrictive covenants as well as a reduced spread in pricing.

As of June 30, 2005, the Company's ratio of debt-to-total market capitalization was 44.8%, with $78 million outstanding on its $115 million revolving credit facility and $10.1 million of unrestricted cash on hand. Mortgage debt of $1.7 billion was outstanding, at rates of interest averaging 5.8% and with staggered maturities averaging approximately eight years. Approximately 88% of total indebtedness is at fixed rates. Interest coverage averaged 2.5 times during the quarter; and the fixed charge ratio, which includes preferred dividends, averaged 2.3 times.

The Company estimates its net asset value ("NAV") per share at June 30, 2005 to be $53.17 based on capitalizing at 6.3% the total of the annualized and seasonally adjusted second quarter property net operating income, plus a 3% growth factor, minus a management fee. The Company believes the cap rate used reflects current market conditions and will discuss assumptions in more detail on the conference call tomorrow.

During the second quarter of 2005, the Company did not repurchase any additional shares beyond the shares referenced in connection with the DRIP. The Company has Board authorization to buy back up to approximately 2.7 million additional shares of its common stock or Operating Partnership Units.

Outlook

For 2005, the Company has tightened its guidance and expects FFO per share between $2.87 and $2.91 per share, which will produce FFO per share growth of 1.0% to 2.5% when compared to 2004 results before the effects of real estate impairment charges in either year. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the remainder of 2005 guidance on FFO per share results is as follows: third quarter $0.79 to $0.81; fourth quarter $0.74 to $0.76. The low end of the range for each quarter remains unchanged, with the high end reduced by two cents each quarter. Assumptions used for the 2005 projections are included with the published supplemental information.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 888-433-1657 (International 303-957-1357).   A replay of the call will be available through August 12, 2005, by dialing 800-633-8284 or 402-977-9140 and entering 21228981.   The Company Webcast, which includes a slide presentation, will be available live, and archived by 2:30 PM through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "Financial Information."

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or via facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment real estate investment trust in the United States.   The Company owns, operates, acquires and rehabilitates apartment communities in selected Northeast, Midwest, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 160 communities containing 47,203 apartment units. Of these, 42,577 units in 153 communities are owned directly by the Company; 1,925 units are partially owned and managed by the Company as general partner, and 2,701 units are managed for other owners.   For more information, visit Home Properties' Web site at www.homeproperties.com.

Tables to follow.

Second Quarter Results	Avg. Economic Occupancy[c]		Q2 '05 Average Monthly Rent/ Occ Unit	Q2 '05 vs. Q2 '04		
	Q2 '05	**Q2 '04**		**% Rental Rate Growth**	**% Rental Revenue Growth**	**% NOI Growth**
Core Properties[a]	93.2%	93.8%	$ 967	2.1%	1.4%	0.1%
Acquisition Properties**(b)**	95.3%	NA	$1,019	NA	NA	NA
TOTAL PORTFOLIO	93.3%	93.8%	$ 970	NA	NA	NA

Year-To-Date Results	Avg. Economic Occupancy[c]		YTD '05 Average Monthly Rent/ Occ Unit	YTD '05 vs. YTD '04		
	YTD '05	**YTD '04**		**% Rental Rate Growth**	**% Rental Revenue Growth**	**% NOI Growth**
Core Properties[a]	92.7%	93.7%	$ 965	2.4%	1.4%	0.5%
Acquisition Properties**(b)**	95.1%	NA	$1,023	NA	NA	NA
TOTAL PORTFOLIO	92.9%	93.7%	$ 969	NA	NA	NA

[a] Core Properties includes 139 properties with 39,284 apartment units owned throughout 2004 and 2005.

[b] Reflects 13 properties with 3,036 apartment units acquired subsequent to January 1, 2004.

[c] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	**2004**	**2005**	**2004**
Rental income	$115,032	$108,524	$227,990	$213,585
Property other income	6,092	5,284	11,265	9,877
Interest and dividend income	73	147	141	299
Other income	439	698	1,027	1,163
Total revenues	121,636	114,653	240,423	224,924
Operating and maintenance	53,623	49,267	111,134	102,377
General and administrative	4,144	4,892	9,549	9,617
Interest	25,173	22,674	50,116	43,599
Depreciation and amortization	24,520	22,107	48,716	43,157
Impairment of assets held as General Partner	-	-	-	1,116
Total expenses	107,460	98,940	219,515	199,866
Income from operations	14,176	15,713	20,908	25,058
Equity in earnings (losses) of unconsolidated affiliates	-	(25)	-	(563)
Income before minority interest and discontinued operations	14,176	15,688	20,908	24,495
Minority interest in Operating Partnership	(4,151)	(4,423)	(5,749)	(6,712)
Income from continuing operations	10,025	11,265	15,159	17,783
Discontinued operations				
Income (loss) from operations, net of minority interest	(229)	(1,148)	(5,335)	(787)
Gain (loss) on disposition of property, net of minority Interest	(77)	524	(77)	511
Discontinued operations	(306)	(624)	(5,412)	(276)
Income before loss on disposition of property	9,719	10,641	9,747	17,507
Gain (loss) on disposition of property, net of minority interest	-	-	-	(67)
Income before cumulative effect of change in accounting principle	9,719	10,641	9,747	17,440
Cumulative effect of change in accounting principle, net of minority interest	-	-	-	(321)
Net Income	9,719	10,641	9,747	17,119
Preferred dividends	(1,681)	(1,899)	(3,579)	(3,797)
Net income available to common shareholders	$ 8,038	$ 8,742	$ 6,168	$ 13,322
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 8,038	$ 8,742	$ 6,168	$ 13,322
Preferred dividends – convertible preferred stock	331	549	880	1,097
Real property depreciation and amortization	23,924	22,131	47,527	43,282
Real property depreciation – unconsolidated	-	1,074	-	1,617
Impairment on general partnership investment – real estate	-	-	-	945
Loss on disposition of property	-	-	-	50
Minority Interest	4,151	4,423	5,749	6,712
Minority Interest – income from discontinued operations	(114)	(465)	(2,635)	(286)
Loss (gain) on disposition of discontinued operations	77	(524)	77	(511)
Cumulative effect of change in accounting principle	-	-	-	321
FFO [(1)]	$ 36,407	$ 35,930	$ 57,766	$ 66,549

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	**2004**	**2005**	**2004**
Weighted average shares/units outstanding:				
Shares – basic	31,843.6	32,876.9	31,831.6	32,600.8
Shares – diluted	32,279.1	33,318.0	32,252.3	33,088.1
Shares/units – basic[2]	47,684.2	48,718.7	47,598.2	48,531.1
Shares/units – diluted[2]	48,623.5	49,993.1	48,018.9	49,851.7
Per share/unit:				
Net income (loss) – basic	$0.25	$0.27	$0.19	$0.41
Net income (loss) – diluted	$0.25	$0.26	$0.19	$0.40
FFO – basic[3]	$0.76	$0.73	$1.20	$1.35
FFO – diluted[4]	$0.75	$0.72	$1.19	$1.33
Operating FFO – diluted, before real estate impairments[5]	$0.75	$0.74	$1.35	$1.36
AFFO[6]	$0.63	$0.61	$0.96	$1.11
Operating AFFO – before real estate impairments[5] [6]	$0.63	$0.63	$1.12	$1.14
Common Dividend paid	$0.63	$0.62	$1.26	$1.24

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. This presentation assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Other similarly titled measures may not be calculated in the same manner.

[2] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[3] FFO for the three months ended June 30, as computed for basic is gross FFO of $36,407 and $35,930 in 2005 and 2004, respectively, less convertible preferred dividends of $331 and $549 in 2005 and 2004, respectively, resulting in FFO for basic of $36,076 and $35,381 in 2005 and 2004, respectively. FFO for the six months ended June 30, as computed for basic is gross FFO of $57,766 and $66,549 in 2005 and 2004, respectively, less convertible preferred dividends of $880 and $1,097 in 2005 and 2004, respectively, resulting for basic of $56,886 and $65,452 in 2005 and 2004, respectively.

[4] Series D is anti-dilutive for the six months ended June 30, 2005, therefore the FFO for basic and diluted are the same. See note 3 for the basic FFO figure.

[5] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the add-back of real estate impairment charges. This is presented for a consistent comparison of how NAREIT defined FFO in 2003. There is no difference between FFO and Operating FFO for the three months ended June 30, 2005. Operating FFO for the six months ended June 30, 2005 is diluted FFO of $57,766 plus real estate impairment charges of $7,725, totaling $65,491. Operating FFO for the three and six months ended June 30, 2004 is diluted FFO of $35,930 and $66,549 plus real estate impairment charges of $1,100, totaling $37,030 and $67,649, respectively.   The diluted shares/units used for this calculation does not change from those presented above for the second quarter of 2005 and for the two periods presented in 2004. The diluted shares/units for the six months ended June 30, 2005 used for Operating FFO is 48,686.5.

[6] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. AFFO is computed by reducing gross FFO for each period by the share of annual reserve for each period of: $5,555 for second quarter 2005 and $5,535 for second quarter 2004; $11,075 for the six months ended June 30, 2005; and $10,977 for the six months ended June 30, 2004. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	June 30, 2005	December 31, 2004
Land	$ 408,231	$ 402,620
Construction in progress	4,687	1,627
Buildings, improvements and equipment	2,717,544	2,640,943
Real estate held for sale or disposal, net	41,072	78,711
	3,171,534	3,123,901
Accumulated depreciation	(454,179)	(405,919)
Real estate, net	2,717,355	2,717,982
Cash and cash equivalents	10,073	7,925
Cash in escrows	42,308	43,883
Accounts receivable	4,385	6,664
Prepaid expenses	13,665	18,224
Deferred charges	13,086	13,778
Other assets	9,559	8,340
Total assets	$2,810,431	$2,816,796
Mortgage notes payable	$1,716,595	$1,644,722
Line of credit	78,000	58,000
Accounts payable	15,488	24,600
Accrued interest payable	7,945	8,876
Accrued expenses and other liabilities	22,749	26,750
Security deposits	23,365	22,651
Total liabilities	1,864,142	1,785,599
Minority interest	292,208	310,775
Stockholders' equity	654,081	720,422
Total liabilities and stockholders' equity	$2,810,431	$2,816,796
Total shares/units outstanding:		
Common stock	32,471.5	32,625.4
Operating partnership units	15,786.0	15,591.3
Series D convertible cumulative preferred stock*	-	833.3
	48,257.5	49,050.0

*Potential common shares

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237